UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    April 1, 2020

[NEWS RELEASE]

April 1 , 2020

Sumitomo Mitsui Financial Group, Inc.

Revision of Our Group Mission, Vision, and Values

TOKYO, April 1, 2020 — Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Jun Ohta; our corporate group will hereinafter be referred to as “SMBC Group”) hereby announces the revision of Our Group Mission, Vision, and Values.

1.	Our Mission

We grow and prosper together with our customers, by providing services of greater value to them.

We aim to maximize our shareholders’ value through the continuous growth of our business.

We create a work environment that encourages and rewards diligent and highly-motivated employees.

We contribute to a sustainable society by addressing environmental and social issues. (added)

We follow Our Mission as a universal guide for our group management and position this as the anchor for our corporate action. SMBC Group has worked to ensure that our activities consistently reflect Our Mission, and we have succeeded in steadily expanding our businesses. This success was only made possible due to the support and understanding of our stakeholders. Therefore, SMBC Group’s unwavering commitment to our customers, shareholders, and employees will continue to serve as a key pillar of group management.

However, given the substantial changes that our business environment has undergone since our establishment in 2002, we believe that it is of great importance that we not only pass down our unchanging fundamental beliefs, but that we also accept the changes to our environment and make the necessary adjustments for the future. In particular are the increasing opportunities to pursue a sustainable society, given environmental and social issues which are worsening on a global scale, with growing interest being directed towards the SDGs (Sustainable Development Goals) set in 2015 by the United Nations General Assembly and ESG (environment, social, and governance).

SMBC Group has devoted its best efforts to contribute to the sound development of society, mainly via our financial services, with the understanding that we are an important part of society’s infrastructure. Revision of Our Mission to add “We contribute to a sustainable society by addressing environmental and social issues.” reflects SMBC Group’s commitment to fulfilling our social responsibilities and to further enhance our various initiatives, not only limited to financial services.

2.	Our Vision

A trusted global solution provider committed to the growth of our customers and advancement of society.

The financial industry has not been immune to structural change with regulations being revised and excess liquidity/low interest rates becoming the new norm as a result of monetary easing by the major economies following the financial crisis in 2008. In addition, technological advances have allowed players from outside the financial industry and startups to enter the financial industry one-after-another, rapidly intensifying competition.

Given this backdrop, in order to maintain our competitiveness and realize sustainable growth, we must be able to provide high-quality solutions that address the needs of our customers and society, transcending the boundaries of traditional financial services. Based on the above we established a new Vision and will strive to become a solution provider that is sought after and trusted by our customers and society.

3.	Our Values - “Five Values”

Integrity

As a professional, always act with sincerity and a high ethical standard.

Customer First

Always look at it from the customer’s point of view, and provide value based on their individual needs.

Proactive & Innovative

Embrace new ideas and perspectives, don’t be deterred by failure.

Speed & Quality

Differentiate ourselves through the speed and quality of our decision-making and service delivery.

Team “SMBC Group”

Respect and leverage the knowledge and diverse talent of our global organization, as a team.

SMBC Group has strengthened our business platform while our business environment has been undergoing major changes. Our overseas business has been enjoying steady growth, and we have welcomed leading companies from a variety of businesses into SMBC Group. As such, our business operations have expanded both in size and scope, and our corporate culture and talent pool are becoming increasingly diverse.

With their diverse backgrounds and experience, in order for our executives and employees to fully display their capabilities it becomes increasingly crucial that all group members share common values that SMBC Group considers important while striving to achieve common goals as a team.

In response to such developments, SMBC Group will drive forward to realize Our Vision under Our Mission by reviewing and revising Our Values - “Five Values”, which are to be shared by all SMBC Group members, and making renewed efforts to spread the new “Five Values” to all corners of our group.

<Our Group Mission, Vision, and Values>

Furthermore, SMBC Group today launched a new three-year Medium-Term Management Plan which is directed towards achieving Our Vision. Outline of the plan is shown on the following page. Further details are scheduled to be released in May.

<Outline of the new Medium-Term Management Plan>

(Background)

The outlook of the business environment is not optimistic with increased downside risks and uncertainty concerning the future of the global economy, the deterioration of the profit environment in the financial industry and the spread of digitalization pushing forward changes in economic and social frameworks.

Under such a challenging environment, with a deep commitment to transform ourselves, we will strive to realize the steady growth of SMBC Group by advancing the fundamental reform of our business model and cost structure without being bound by existing frameworks and legacies, and also seek new growth opportunities so that we may fulfill the expectations of our stakeholders.

(Basic Policies)

“Transformation”, “Growth”, and “Quality” are the basic policies of the new Medium-Term Management Plan. The successful completion of the plan is an important step towards the realization of Our Vision.

Business strategy

Transformation: Transform existing businesses

Engage in business model transformation and structural cost reform among major business areas while ensuring the strategic allocation of resources.

Growth: Seek new growth opportunities

Enhance our capability in both financial and non-financial businesses by making bold investments in new growth opportunities.

Management base

Quality: Elevate quality in all aspects

Make consistent efforts to enhance our management system and corporate infrastructure as a global financial institution to fulfill the expectations of our stakeholders.

End.

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